January 13, 2011

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
AD-9 Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chemed Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.: 001-08351

Dear Mr. Reynolds:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated December 29, 2010.

I.  Form 10-K for the Fiscal Year Ended December 31, 2009

1.
We note the discussion of your debt covenants on pages 14 and 39 of your Annual Report, including a reference to “certain restrictive financial covenants, in addition to non-financial covenants, including maximum leverage ratios, minimum fixed charge coverage and consolidated net worth ratios, limits on operating leases and minimum asset value limits.”  In future filings revise to qualify the material covenants and provide narrative disclosure addressing the degree to which you are in compliance with the covenant thresholds.  Please provide draft disclosure.

In response to this comment, in future filings the Company will quantify the material covenants and provide narrative disclosure addressing the degree to which it is in compliance with the covenant thresholds.  The 2009 Form 10-K Disclosure is presented below incorporating such expanded disclosures (additions are redlined):

Excerpt from Footnote 2 to the Financial Statements, December 31, 2009 Form 10-K

DEBT COVENANTS

Collectively, the 2007 Facility and the Notes require us to meet certain restrictive non-financial and financial covenants .~~,~~ We are in compliance with all  non-financial debt covenants as of December 31, 2009.  ~~in addition to non-financial covenants,~~ The restrictive financial covenants are defined in the credit agreement and includ e~~ing~~ maximum leverage ratios, minimum fixed charge coverage and consolidated net worth ratios, limits on operating leases and minimum asset value limits.   ~~We are in compliance with all debt covenants, financial and non-financial, as  of December 31, 2009.~~ We are in compliance with the financial debt covenants as of December 31, 2009, as follows:

Description	Requirement	Chemed
- Leverage Ratio (Consolidated Indebtedness/Consolidated Adj. EBITDA)	< 3.50 to 1.00	1.25 to 1.00
- Fixed Charge Coverage Ratio (Consolidated Free Cash Flow/Consolidated Fixed Charges)	> 1 .50 to 1.00	2.43 to 1.00
- Minimum Net Worth	> $350.3 million	$455.6 million
- Annual Operating Lease Commitment	< $30 million	$16.6 million
- Credit Party Asset Value	> $700.0 million	$801.2 million

We have issued $28.8 million in standby letters of credit as of December 31, 2009, mainly for insurance purposes.  Issued letters of credit reduce our available credit under the revolving credit agreement.  As of December 31, 2009, we have approximately $146.2 million of unused lines of credit available and eligible to be drawn down under our revolving credit facility, excluding the expansion feature.

Excerpt from Management Discussion and Analysis, December 31, 2009 Form 10-K

LIQUIDITY AND CAPITAL RESOURCES

Collectively, the 2007 Facility and the Notes require us to meet certain restrictive non-financial and financial covenants.  We are in compliance with all non-financial debt covenants as of December 31, 2009.  The restrictive financial covenants are defined in the credit agreement and ~~, in addition to non-financial covenants,~~ include~~ing~~ maximum leverage ratios, minimum fixed charge coverage and consolidated net worth ratios, limits on operating leases and minimum asset value limits.  We are in compliance with all financial ~~and non-financial~~ debt covenants as of December 31, 2009 , as follows:

Description	Requirement	Chemed
- Leverage Ratio (Consolidated Indebtedness/Consolidated Adj. EBITDA)	< 3.50 to 1.00	1.25 to 1.00
- Fixed Charge Coverage Ratio (Consolidated Free Cash Flow/Consolidated Fixed Charges)	> 1 .50 to 1.00	2.43 to 1.00
- Minimum Net Worth	> $350.3 million	$455.6 million
- Annual Operating Lease Commitment	< $30 million	$16.6 million
- Credit Party Asset Value	> $700.0 million	$801.2 million

We ~~and we~~ forecast to be in compliance with all debt covenants through fiscal 2010.

We have issued $28.8 million in standby letters of credit as of December 31, 2009, mainly for insurance purposes.  Issued letters of credit reduce our available credit under the revolving credit agreement.  As of December 31, 2009, we have approximately $146.2 million of unused lines of credit available and eligible to be drawn down under our revolving credit facility, excluding the expansion feature.  We believe our cash flow from operating activities and our unused eligible lines of credit are sufficient to fund our obligations and operate our business in the near term.  We continually evaluate cash utilization alternatives, including share repurchase, debt repurchase, acquisitions, and increased dividends to determine the most beneficial use of available capital resources.

II.  Item 15 Exhibits and Financial Statement Schedule

2.
We note that you have not included all of the exhibits or schedules to Exhibit 10.34 and Exhibit 10.35.  Please confirm that you will file a complete copy of each exhibit with your next Exchange Act periodic report.

This will confirm that the Company will file a complete copy of each exhibit, including all of the exhibits or schedules to its credit agreements, with its next Exchange Act periodic report.  This will be the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010.

Definitive Proxy Statement on Schedule 14A

III.  General

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In response to this comment, Item 402(s) of Regulation S-K requires discussion: “to the extent that risks arising from the registrant’s compensation policies and practices” are “reasonably likely to have a material adverse effect on the registrant”.  The Commission’s assumption that the Company concluded such disclosure was not necessary is correct.  The Compensation/Incentive Committee of the Company’s Board of Directors (“Committee”) reached this conclusion based upon the features of its compensation program that mitigate risk.  The mix and design of the elements of compensation do not encourage management to assume excessive risk.  Annual cash incentives and long-term equity awards are based upon the performance of the respective employees and the Company during the prior year.  Recommendations take into consideration historical compensation, including base salaries, annual incentive compensation and long-term equity awards, performance of the Company as a whole, performance of the individual business unit for which the employee is responsible and performance of the individual employee.  In determining recommended base salaries, the Committee considers each employee’s then-current based salary and total incentive compensation and the individual performance of each employee during the previous relevant period.

The Company’s executive compensation program is intended to achieve the objectives of aligning executives’ interests with those of shareholders.  It rewards executives for long-term growth in the value of Chemed Capital Stock through encouraging them to hold a significant amount of the Company’s equity; paying for performance through both cash and equity-based incentives that, in turn, provide greater rewards for stronger performance of the Company as a whole and the Company’s business units; paying competitively in order to attract and retain senior executives; and creating incentives to maximize the long-term growth of the Company’s business.  The weighting of incentive compensation toward long-term awards discourages short term risk taking.  Rolling performance targets also discourage such behavior.  Further, the Company’s Stock Ownership Guidelines discourage such behavior by aligning employees’ interests with those of shareholders.

The elements of the Company’s compensation program include base salary, annual cash incentive compensation and long-term incentive compensation in the forms of stock option awards, restricted stock awards and awards under the Long-Term Incentive Plan (“LTIP”) (in the form of cash and restricted and fully vested stock awards).  Each salary, annual cash incentive compensation and pension and welfare benefits plan amount is established by the non-employee members of the Board of Directors based upon levels that the Committee and such Board members determine are competitive and are intended to reward for current and past performance, while longer-term incentives such as stock option awards, restricted stock awards and awards under the LTIP, are intended to create incentive for future growth.  Restricted stock awards generally vest on the fourth anniversary of the date granted.

The Company’s lines of business: plumbing and drain cleaning and hospice care, do not face the same level of risks associated with compensation as for employees at financial services entities (traders and instruments with a high degree of risk) or technology companies (rapidly changing markets).

Compensation decisions include subjective considerations, which restrain the influence of formula or objective factors on excessive risk taking.  While long-term incentive compensation may be paid under the stock incentive plans in the form of stock option awards and restricted and fully vested stock awards, currently all of the long-term incentive awards granted pursuant to such plans are in the form of stock options or restricted stock awards.  LTIP awards may be made in the form of cash and restricted and fully vested stock awards; however, currently only restricted and fully vested awards are granted under this plan.  In all cases, long-term equity awards are intended to encourage employees to act as owners of the business, further aligning their interests with those of shareholders.

IV.  Nominees

4.
Please confirm that in future filings you will, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure.  See Item 401(e)(1) of Regulation S-K.  Please provide draft disclosure.

A draft disclosure follows. The 2009 Proxy Statement language describing the experience, qualifications, attributes or skills of each director nominee is presented below with additions redlined.

Kevin J. McNamara Director since 1987 Age: 56
Mr. McNamara ’s ~~is~~ experience, qualifications, attributes and skills include serving as President and Chief Executive Officer of the Company .~~, and~~ He has held these positions since August 1994 and May 2001, respectively.  Previously, he served as Executive Vice President, Secretary and General Counsel from November 1993, August 1986 and August 1986, respectively, to August 1994.

Joel F. Gemunder Director since 1977 Age: 70
Mr. Gemunder ’s ~~is~~ experience, qualifications, attributes and skills include serving as President and Chief Executive Officer of Omnicare, Inc., Covington, Kentucky (healthcare products and services) (“Omnicare”) . ~~and~~ Omnicare is a leading provider of pharmaceutical care for seniors, serving more than 1.4 million residents of skilled nursing, assisted living, and other healthcare facilities in 47 states and Canada.  He has held these positions since May 1981 and May 2001, respectively. Omnicare is a former wholly owned subsidiary of the Company that became a publicly owned corporation in 1981 and has not been a Chemed affiliate since at least 1996.  He is also a director of Omnicare and Ultratech Stepper, Inc. (advanced packaging and laser processing, San Jose, California).

Patrick P. Grace Director since 1996 Age: 54
Mr. Grace ’s ~~is~~ experience, qualifications, attributes and skills include serving as the co-founder and managing Principal of Apollo Philanthropy Partners, L.L.C., New York, New York (philanthropic advisory services) . ~~and~~ He has held that position since October 2008.  From 1996 to 2010 he served as President of MLP Capital, Inc., New York, New York, an investment holding company which has had several real estate and mining interests in the southeastern United States.  From January 2002 to August 2002, Mr. Grace was also President and Chief Executive Officer of Kingdom Group, LLC (“Kingdom”), New York, New York (a provider of turnkey compressed natural gas fueling systems), which filed for bankruptcy January 2002, and he was Executive Vice President of Kingdom from August 1999 to December 2000.  He earned a Master’s of Business Administration degree in finance from Columbia University.

Thomas C. Hutton Director since 1985 Age: 59
Mr. Hutton ’s ~~is~~ experience, qualifications, attributes and skills include serving as a Vice President of the Company.  He has held this position since February 1988.  Previously, Mr. Hutton, who has a J.D. and Master’s of Public Administration degree from Cornell University, practiced corporate law in New York concentrating in securities and regulatory law from 1977 to 1987.  He served as a director of Omnicare from May 1983 to May 2001.  Currently Mr. Hutton serves as a trustee on three private foundations including the Chemed Foundation.

Walter L. Krebs Director from May 1989 to April 1991, May 1995 to May 2003 and since May 2005 Age: 77
Mr. Krebs ’s ~~is~~ experience, qualifications, attributes and skills include having served as ~~retired as~~ Senior Vice President-Finance, Chief Financial Officer and Treasurer of Service America Systems, Inc. (home and service warranties), a then wholly owned subsidiary of the Company (“Service America”) ~~,~~. He retired from this position in July 1999, having held the position since October 1997.  Previously, he was a Director-Financial Services of DiverseyLever, Inc. (formerly known as Diversey Corporation), Detroit, Michigan (specialty chemicals) (“Diversey”), from April 1991 to April 1996.  Previously, from January 1990 to April 1991, he was Senior Vice President and the Chief Financial Officer of the Company’s then-wholly owned subsidiary, DuBois Chemicals, Inc. (specialty chemicals) (“DuBois”).

Andrea R. Lindell Director since May 2008 Age: 66
Ms. Lindell ’s ~~is~~ experience, qualifications, attributes and skills include serving as Dean and a Professor of the College of Nursing at the University of Cincinnati, a position she has held since December 1990.  Ms. Lindell is also Associate Senior Vice President of the Medical Center at the University of Cincinnati, a position she has held since July 1998.  The College of Nursing’s programs include over 1500 students, and offer the following degrees: BSN, MSN,  Post  MSN, and PhD.  From September 1994 to June 2002, she also held an additional position as Interim Dean of the College of Allied Health Sciences at the University of Cincinnati.  She is a director of Omnicare.

Thomas P. Rice Director since May 2009 Age: 60
Mr. Rice ’s ~~is~~ experience, qualifications, attributes and skills include serving as Chief Executive Officer of Andrx Corporation, Fort Lauderdale, Florida (specialty pharmaceuticals) (“Andrx”), from February 2004 to November 2006, when Andrx was sold to Watson Pharmaceuticals.  Following the sale, Mr. Rice returned as General Manager and Partner to Columbia Investments LLC, Baltimore, Maryland, which invests in local businesses in Baltimore and which Mr. Rice co-founded in January 1996.  He is also a Director of Par Pharmaceuticals (drug development, manufacture, and marketing).  From January 1999 to March 2003, he was President and Chief Executive Officer of Chesapeake Biological Laboratories, Inc., Solomons, Maryland (pharmaceuticals manufacturing) (“Chesapeake”).  Before co-founding Columbia Investments LLC, Mr. Rice served as Executive Vice President and Chief Operating Officer of Circa Pharmaceuticals, Inc., Copiague, New York (pharmaceuticals manufacturing) (“Circa”), from June 1993 to January 1996.  Mr. Rice was also the Chief Financial Officer of Circa from June 1993 to January 1995.  Prior to joining Circa, Mr. Rice spent seven years as an accountant with Deloitte & Touche LLP, an international accounting firm. He earned a Master’s degree in finance from Loyola University.  He was a director of Circa from June 1993 to January 1996, a director of Chesapeake from January 1997 to January 1999 and a director of Andrx from April 2003 to November 2006.

Donald E. Saunders Director from May 1981 to May 1982, May 1983 to May 1987 and since May 1998 Age: 65
Mr. Saunders ’s ~~is~~ experience, qualifications, attributes and skills include serving as a Clinical Faculty Member at the Farmer School of Business, Miami University, Oxford, Ohio, and has held this position since August 2001. Miami University is a public university with a student population of 16,000.  He earned a doctorate in Economics, with a major in Accounting, from Indiana University.  He has taken Masters level courses in financial reporting, financial valuation, and risk management.  Mr. Saunders retired as President of DuBois, then a division of Diversey, in October 2000, having held that position since November 1993.

George J. Walsh III Director since 1995 Age: 64
Mr. Walsh ’s ~~is~~ experience, qualifications, attributes and skills include serving as a partner with the law firm of Thompson Hine LLP, New York, New York, and has held this position since May 2002.  Prior to this date, Mr. Walsh was a partner with the law firm of Gould & Wilkie LLP, New York, New York.  He held this position since January 1979.  Gould & Wilkie merged with Thompson Hine on May 1, 2002.  Mr. Walsh was elected the Chairman of the Board of Directors in March 2009.

Frank E. Wood Director since 2002 Age: 67
Mr. Wood ’s ~~is~~ experience, qualifications, attributes and skills include serving as President and Chief Executive Officer of Secret Communications, LLC, Cincinnati, Ohio (former owner and operator of radio stations, and now a venture capital fund) .~~, and~~ He has held this position since 1994.  He is also co-founder and principal of The Darwin Group, Cincinnati, Ohio (venture capital firm specializing in second-stage investments), and has held this position since 1998.  Since 2000, he has also served as chairman of 8e6 Technologies Corporation, Orange, California (developer of Internet filtering software).  He is also a director of Tribune Company.  He earned a J.D. degree from The University of Chicago Law School.

V.  Amount of Each Element of Compensation; Role of Peer Groups

5.
We note the statement that the committee “determined that the level and balance of the Company’s compensation between fixed and variable incentive compensation were appropriate considering the relative performance of the Company as compared with the peer group.”  You also indicate that actual fixed and variable compensation was “comparable to” and “above the” peer group levels.  Please revise future filings to provide further clarifying disclosure of the degree to which compensation falls outside any targeted range.  Please provide draft disclosure or advise.

A draft disclosure follows. The 2009 Proxy Statement language is presented below with additions redlined.

The market study showed that base salaries at the Company were comparable to the median level of base salaries for the peer group, and incentive compensation, which is based on Company performance, was above the median level.

An analysis was conducted by independent compensation consultants in 2008, using 2007 data, of compensation of 13 company executives (excluding the CEO).  Compensation of the Company executives were compared to “market levels”, defined as executive compensation for a peer group of 16 publicly-traded companies of similar size to Chemed and broader market information. For the Chemed executives as a group:

●	Base salary levels were 2% above the 50th percentile and 12% below the 75th percentile of the market;

●	Incentive bonus compensation was 104% above the 50th percentile and 46% above the 75th percentile;

●	Long-Term Incentive Compensation was 72% above the 50th percentile and 9% above the 75th percentile.

●	Total Compensation was 46% above the 50th percentile and 8% above the 75th percentile.

A similar analysis was conducted by the independent compensation consultants of 2007 compensation for the CEO.  For the CEO:

●	Base salary was 9% below the 50th percentile and 21% below the 75th percentile of the market;

●	Incentive bonus compensation was 172% above the 50th percentile and 94% above the 75th percentile;

●	Long-Term Incentive Compensation was 65% above the 50th percentile and 4% above the 75th percentile.

●	Total Compensation was 64% above the 50th percentile and 16% above the 75th percentile.

After studying the survey, the Compensation Committee determined that the level and balance of the Company’s compensation between fixed and variable incentive compensation were appropriate considering the relative performance of the Company as compared with the peer group.

Chemed’s 2007 operating performance was measured in percentile rankings for 1-year growth in 5 operating metrics:  revenues, net income, return on assets, return on equity, and return on capital.  In 4 of the 5 performance measures, Chemed’s 2007 performance ranked above the 70th percentile.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,
CHEMED CORPORATION

By:	/s/ Naomi C. Dallob
Naomi C. Dallob
Chief Legal Officer

/mef

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers, LLP